Exhibit B

Report of Independent Accountants

To the Board of Directors and Stockholder of
PMCC Holding Company:

We have examined management's assertion, included in the accompanying Certification Regarding Compliance with Applicable Servicing Criteria, that Prudential Asset Resources, Inc. (the “Company”) complied with its established servicing policy which was derived from criteria set forth in Item 1122(d) of the Securities and Exchange Commission's Regulation AB as of December 31, 2013 and for the year then ended. Management is responsible for the Company's compliance with the established servicing policy. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the applicable servicing criteria and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the applicable servicing criteria.

In our opinion, management’s assertion that the Company complied with the aforementioned applicable servicing criteria during the year ended December 31, 2013 is fairly stated, in all material respects.

PricewaterhouseCoopers LLP
March 10, 2014

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
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